UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.       )

RAG SHOPS, INC.

(Name of Subject Company (issuer))

CRAFTS RETAIL ACQUISITION CORP.
CRAFTS RETAIL HOLDING CORP.
SUN CRAFTS RETAIL, LLC
SUN CAPITAL PARTNERS III, LP
SUN CAPITAL PARTNERS III QP, LP
SUN CAPITAL ADVISORS III, LP
SUN CAPITAL PARTNERS III, LLC

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

750624108

(CUSIP Number of Class of Securities)

Marc J. Leder
Rodger R. Krouse
Sun Capital Partners III, LP
Sun Capital Partners III QP, LP
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
Telephone: (561) 394-0550

with a copy to:

Michael Weinsier
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 837-6690

(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$9,775,981	$1,239

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Rag Shops, Inc., par value $0.01 (the "Shares"), not beneficially owned by Crafts Retail Acquisition Corp. ("Crafts Acquisition") or its affiliates, at a purchase price of $4.30 Share, net to the seller in cash. As of September 22, 2004, there were 2,273,484 Shares on a fully diluted basis not beneficially owned by Crafts Acquisition.

(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 issued by the Securities and Exchange Commission on April 30, 2004. Such fee equals .012670 percent of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO relates to the offer by Crafts Retail Acquisition Corp., a Delaware corporation ("Crafts Acquisition"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Rag Shops, Inc., a Delaware corporation (the "Company"), not owned by Crafts Acquisition, at a purchase price of $4.30 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2004 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(ii).

Item 1.    Summary Term Sheet

Item 1001 of Regulation MA:

Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Tender Offer in the Offer to Purchase, which is incorporated herein by reference.

Item 2.    Subject Company Information

Item 1002(a), (b) and (c) of Regulation MA

(a)    Name and Address.    Reference is made to the information set forth under The Tender Offer—Section 8 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(b)    Securities.    Reference is made to the information set forth under Introduction in the Offer to Purchase, which is incorporated herein by reference.

(c)    Trading and Market Price.    Reference is made to the information set forth under The Tender Offer—Section 6 ("Price Range of the Shares; Dividends on the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

Item 1003(a), (b) and (c) of Regulation MA:

(a)    Name and Address.    Reference is made to the information set forth under The Tender Offer—Section 9 ("Certain Information Concerning the Purchaser Group") and Schedule A ("Information Concerning the Directors and Executive Officers of the Purchaser Group") in the Offer to Purchase, which is incorporated herein by reference.

(b)    Business and Background of Entities.    Reference is made to the information set forth under The Tender Offer—Section 9 ("Certain Information Concerning the Purchaser Group") and Schedule A ("Information Concerning the Directors and Executive Officers of the Purchaser Group") in the Offer to Purchase, which is incorporated herein by reference.

(c)    Business and Background of Natural Persons.    Reference is made to the information set forth under The Tender Offer—Section 9 ("Certain Information Concerning the Purchaser Group") and Schedule A ("Information Concerning the Directors and Executive Officers of the Purchaser Group") in the Offer to Purchase, which is incorporated herein by reference.

Item 4.    Terms of the Transaction

Item 1004(a) of Regulation MA:

(a)    Material Terms.    Reference is made to the information set forth under Summary Term Sheet; Questions and Answers About the Tender Offer; Introduction; Special Factors—Sections 1 ("Background of the Offer; Purpose of the Offer and the Merger"), 2 ("Plans for the Company") and 3

("Effect of the Offer and the Merger"); The Tender Offer—Sections 1 ("Terms of the Offer"), 2 ("Acceptance for Payment and Payment"), 3 ("Procedure for Tendering Shares"), 4 ("Withdrawal Rights") and 5 ("Certain United States Federal Income Tax Consequences") in the Offer to Purchase, which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(a) and (b) of Regulation MA:

(a)    Transactions.    Reference is made to the information set forth under The Tender Offer— Section 11 ("The Merger Agreement and Certain Other Agreements") in subsection "Management Services Agreement", which is incorporated herein by reference.

(b)    Significant Corporate Events.    Reference is made to the information set forth under Special Factors—Sections 1 ("Background of the Offer; Purpose of the Offer and the Merger"), and 2 ("Plans for the Company"), and The Tender Offer—Sections 9 ("Certain Information Concerning the Purchaser Group"), and 11 ("The Merger Agreement and Certain Other Agreements") in the Offer to Purchase, which is incorporated herein by reference.

Item 6.    Purpose of the Transaction and Plans or Proposals

Item 1006(a) and (c)(1) through (7) of Regulation MA:

(a) and (c)(1)–(7) Reference is made to the information set forth under Introduction; Questions and Answers About the Tender Offer; Special Factors—Sections 1 ("Background of the Offer; Purpose of the Offer and the Merger"), 2 ("Plans for the Company") and 3 ("Effect of the Offer and the Merger") and The Tender Offer—Sections 11 ("The Merger Agreement and Certain Other Agreements") and 12 ("Merger and Appraisal Rights; "Going Private" Rules") in the Offer to Purchase, which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

Item 1007(a), (b) and (d) of Regulation MA:

(a), (b) and (d) Reference is made to the information set forth under The Tender Offer—
Section 10 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

Item 8.    Interest in Securities of Subject Company

Item 1008 of Regulation MA:

(a) and (b) Reference is made to the information set forth under Special Factors—Section 1 ("Background of the Offer; Purpose of the Offer and the Merger"); Schedule A ("Information Concerning the Directors and Executive Officers of the Purchaser Group"); The Tender Offer—Section 11 ("The Merger Agreement and Certain Other Agreements") and Schedule B ("Security Ownership of Certain Beneficial Owners and Management") in the Offer to Purchase, which is incorporated herein by reference.

Item 9.    Persons / Assets, Retained, Employed, Compensated or Used

Item 1009(a) of Regulation MA:

(a)    Solicitations or Recommendations.    Reference is made to the information set forth under Introduction and The Tender Offer—Section 16 ("Fees and Expenses") in the Offer to Purchase, which is incorporated herein by reference.

Item 10.    Financial Statements

Item 1010(a) and (b) of Regulation MA:

(a)    Financial Information.    Reference is made to the information set forth under Summary Term Sheet, Questions and Answers about the Tender Offer and The Tender Offer—Section 10 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

(b)    Pro Forma Information.    The pro forma financial statements of Crafts Acquisition are not material to the Offer.

Item 11.    Additional Information

Item 1011 of Regulation MA:

(a)         Agreements, Regulatory Requirements and Legal Proceedings.

(a)(1)   None.

(a)(2)    Reference is made to the information set forth under Introduction; and The Tender Offer—Sections 2 ("Acceptance for Payment and Payment"), 3 ("Procedure for Tendering Shares"), 12 ("Merger and Appraisal Rights; "Going Private" Rules") and 15 ("Certain Legal Matters") in the Offer to Purchase, which is incorporated herein by reference.

(a)(3)    Reference is made to the information set forth under The Tender Offer—Section 15 ("Certain Legal Matters") in the Offer to Purchase, which is incorporated herein by reference.

(a)(4)    Reference is made to the information set forth under Special Factors—Section 3 ("Effect of the Offer and the Merger") in the Offer to Purchase, which is incorporated herein by reference.

(a)(5)    None.

(b)          Other Material Information.    Reference is made to the Letter of Transmittal and the entirety of the Offer to Purchase which are incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(i)	Offer to Purchase dated September 22, 2004.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Text of Press Release issued by the Company on September 13, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed with the Securities Exchange Commission on September 13, 2004)
(b)	None.
(d)(i)	Agreement and Plan of Merger, dated as of September 13, 2004, by and among Crafts Retail Acquisition Corp., Crafts Retail Holding Corp. and the Company (incorporated by reference to Ex. 2.1 to the Current Report on Form 8-K/A of the Company filed with the Securities and Exchange Commission on September 22, 2004)

(d)(ii)	Stock Purchase Agreement dated September 13, 2004 by and among Crafts Retail Holding Corp., Crafts Retail Acquisition Corp. and certain stockholders of Rag Shops, Inc. (incorporated by reference to Exhibit 10.1 to Rag Shop's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2004).
(d)(iii)	Management Services Agreement dated September 13, 2004 between Rag Shops and Sun Capital Partners Management III, LLC (incorporated by reference to Exhibit 10.2 to Rag Shop's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2004).
(d)(iv)	Confidentiality Agreement, dated May 13, 2004, between Sun and SunTrust (incorporated by reference to Exhibit (e)(4) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(d)(v)	Letter of Intent, dated August 3, 2004, between Rag Shops and Sun (incorporated by reference to Exhibit (e)(5) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(d)(vi)	Extension of Letter of Intent, dated August 17, 2004, between Rag Shops and Sun (incorporated by reference to Exhibit (e)(6) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3

Item 2.    Subject Company Information

Item 1002(d), (e) and (f) of Regulation MA:

(d)    Dividends.    Reference is made to the information set forth under The Tender Offer—Section 6 ("Price Range of the Shares; Dividends on the Shares") in the Offer to Purchase, which is incorporated herein by reference.

(e)    Prior Public Offerings.    The Company has not made any underwritten public offerings of its common stock for cash during the past three years that were registered under the Securities Act of 1933 or that were exempt from registration under Regulation A under the Securities Act of 1933.

(f)    Prior Stock Purchases.    Reference is made to the information set forth under Summary Term Sheet, Questions and Answers about the Tender Offer, The Tender Offer—Section 11 ("The Merger Agreement and Certain Other Agreements") in the subsection "Stock Purchase Agreement" and under Schedule B ("Security Ownership of Certain Beneficial Owners and Management") in the Offer to Purchase, which are incorporated herein by reference.

Item 4.    Terms of the Transaction

Item 1004(c) through (f) of Regulation MA:

(c)    Different Terms.    None.

(d)    Appraisal Rights.    Reference is made to the information set forth under The Tender Offer—Section 12 ("Merger and Appraisal Rights; "Going Private" Rules") and Schedule C ("Section 262 of the Delaware General Corporation Law") in the Offer to Purchase, which is incorporated herein by reference.

(e)    Provisions for Unaffiliated Securityholders.    None.

(f)    Eligibility for Listing or Trading.    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

Item 1005(c) and (e) of Regulation MA:

(c)    Negotiation or Contacts.    Reference is made to the information set forth under Special Factors—Section 1 ("Background of the Offer; Purpose of the Offer and the Merger") in the Offer to Purchase, which is incorporated herein by reference.

(e)    Agreements Involving the Subject Company's Securities.    Reference is made to the information set forth under The Tender Offer—Sections 1 ("Terms of the Offer"), 2 ("Acceptance for Payment and Payment"), 3 ("Procedure for Tendering Shares"), 4 ("Withdrawal Rights"), 10 ("Source and Amount of Funds"), 11 ("The Merger Agreement and Certain Other Agreements") and 14 ("Certain Conditions to the Offer") in the Offer to Purchase, which is incorporated herein by reference. As of the date of this Statement, none of the Company's executive officers has received, or has any arrangement or agreement to receive, any equity or other similar interest in Rag Shops following the consummation of the transactions contemplated by the merger agreement and the stock purchase agreement described in the attached Offer to Purchase.

Item 6.    Purposes of the Transaction and Plans or Proposals

Item 1006(b) and (c)(8) of Regulation MA:

(b)    Use of Securities Acquired.    Reference is made to the information set forth under Special Factors—Sections 1 ("Background of the Offer; Purpose of the Offer and the Merger") and 2 ("Plans for the Company") in the Offer to Purchase, which is incorporated by reference.

(c)(8)    Plans.    Reference is made to the information set forth under Special Factors—Section 3 ("Effect of the Offer and the Merger") in the Offer to Purchase, which is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation MA:

(a), (b) and (c) Purposes; Alternatives; Reasons.    Reference is made to the information set forth under Introduction; Questions and Answers About the Tender Offer; and Special Factors—Sections 1 ("Background of the Tender Offer; Purpose of the Offer and the Merger"), 2 ("Plans for the Company"), 3 ("Effect of the Offer and the Merger") and 4 ("Purchaser's Position Regarding the Fairness of the Offer") in the Offer to Purchase, which is incorporated herein by reference.

(d)    Effects.    Reference is made to the information set forth under Introduction; Questions and Answers About the Tender Offers; Special Factors—Section 3 ("Effect of the Offer and the Merger"); and The Tender Offer—Sections 5 ("Certain United States Federal Income Tax Consequences") and 12 ("Merger and Appraisal Rights; "Going Private" Rules") in the Offer to Purchase, which is incorporated herein by reference.

Item 8.    Fairness of the Transaction

Item 1014 of Regulation MA:

(a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under Special Factors—Sections 1 ("Background of the Offer; Purpose of the Offer and the Merger"), 2 ("Plans for the Company") and 4 ("Purchaser's Position Regarding the Fairness of the Offer") in the Offer to Purchase, which is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation MA:

(a)    Report, Opinion or Appraisal.    Reference is made to the information set forth under Special Factors—Section 4 ("Purchaser's Position Regarding the Fairness of the Offer") in the Offer to Purchase, which is incorporated herein by reference.

(b)    Preparer and Summary of the Report, Opinion or Appraisal.    Not applicable.

(c)    Availability of Documents.    Not applicable.

Item 10.    Source and Amount of Funds or Other Consideration

Item 1007(c) of Regulation MA:

(c)    Expenses.    Reference is made to the information set forth under The Tender Offer—Section 16 ("Fees and Expenses") in the Offer to Purchase, which is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation MA:

(d)    Intent to Tender or Vote in a Going Private Transaction.    Reference is made to the information set forth under The Tender Offer—Sections 8 ("Certain Information Concerning the Company") and 11 ("The Merger Agreement and Certain Other Agreements") of the Offer to Purchase, which is incorporated herein by reference.

(e)    Recommendations of Others.    The filing persons are not aware of any officer, director or affiliate of the Company or any person listed on Schedule A ("Information Concerning the Directors and Executive Officers of the Purchaser Group") to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

Item 13.    Financial Statements

Item 1010(a) through (b) of Regulation MA:

(a)    Financial Information.    Reference is made to the information set forth under The Tender Offer—Section 8 ("Certain Information Concerning the Company") in the Offer to Purchase which is incorporated herein by reference.

(b)    Pro Forma Information.    The pro forma financial statements of the Company are not material to the Offer.

Item 14.    Persons/Assets Retained, Employed, Compensated or Used

Item 1009(b) of Regulation MA:

(b)    Employees and Corporate Assets.    None.

Item 16.    Exhibits.

Item 1016(c) and (f) of Regulation MA:

(c)(i)    Opinion of SunTrust addressed to the board of directors of the Company, dated September 13, 2004 (incorporated by reference to Exhibit (a)(6) and included as Annex A to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).

(c)(ii)    Fairness Presentation of SunTrust given to the board of directors of the Company on September 7, 2004 (incorporated by reference to Exhibit (a)(7) Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).

(f)    Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRAFTS RETAIL ACQUISITION CORP.
By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Vice President

CRAFTS RETAIL HOLDING CORP.
By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Vice President

SUN CRAFTS RETAIL, LLC

By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

SUN CAPITAL PARTNERS III, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

SUN CAPITAL PARTNERS III QP, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

SUN CAPITAL ADVISORS III, LP

By: Sun Capital Partners III, LLC
Its: General Partner

By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

SUN CAPITAL PARTNERS III, LLC

By: /s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated September 22, 2004.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Text of Press Release issued by the Company on September 13, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed with the Securities Exchange Commission on September 13, 2004)
(b)	None.
(c)(i)	Opinion of SunTrust addressed to the board of directors of the Company, dated September 13, 2004 (incorporated by reference to Exhibit (a)(6) and included as Annex A to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(c)(ii)	Fairness Presentation of SunTrust given to the board of directors of the Company on September 7, 2004 (incorporated by reference to Exhibit (a)(7) Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(d)(i)	Agreement and Plan of Merger, dated as of September 13, 2004, by and among Crafts Retail acquisition Corp., Crafts Retail Holding Corp. and the Company (incorporated by reference to Ex. 2.1 to the current Report on Form 8-K/A of the Company filed with the Securities Exchange Commission on September 22, 2004).
(d)(ii)	Stock Purchase Agreement dated September 13, 2004 by and among Crafts Retail Holding Corp., Crafts Retail Acquisition Corp. and certain stockholders of Rag Shops, Inc. (incorporated by reference to Exhibit 10.1 to Rag Shop's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2004).
(d)(iii)	Management Services Agreement dated September 13, 2004 between Rag Shops and Sun Capital Partners Management III, LLC (incorporated by reference to Exhibit 10.2 to Rag Shop's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2004).
(d)(iv)	Confidentiality Agreement, dated May 13, 2004, between Sun and SunTrust (incorporated by reference to Exhibit (e)(4) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).

EXHIBIT	DESCRIPTION
(d)(v)	Letter of Intent, dated August 3, 2004, between Rag Shops and Sun (incorporated by reference to Exhibit (e)(5) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(d)(vi)	Extension of Letter of Intent, dated August 17, 2004, between Rag Shops and Sun (incorporated by reference to Exhibit (e)(6) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.